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                                                      FILED BY FREEMARKETS, INC.


                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                   SUBJECT COMPANY:  ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913


               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION
                GIVEN BY FREEMARKETS, INC. ON FEBRUARY 15, 2001



                         FREEMARKETS: BEYOND TECHNOLOGY

                               [FREEMARKETS LOGO]

                                  eMARKETS 2001



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[eMarkets 2001]

FREEMARKETS ROBUST SOLUTIONS AND TECHNOLOGIES

Dave Becker
President & COO
February 15, 2001
                                                             [FreeMarkets Logo]


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[eMarkets 2001]

Agenda

-  Solutions Roadmap
-  eSourcing
-  Asset Management Suite
-  Enabling Technologies




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[eMarkets 2001]

Building Out the Solutions Roadmap

[GRAPHIC SHOWING INTERLOCKING CIRCLES, LABELLED AS FOLLOWS: ESOURCING, MARKET INFORMATION, COLLABORATIVE SUPPLY CHAIN MANAGEMENT AND ASSET MANAGEMENT (INDICATED BY A COLOR KEY AS "CURRENT PRODUCT OFFERINGS") AND COLLABORATIVE DESIGN CHAIN MANAGEMENT, ETRAINING, SOURCING CONSULTING, INDIRECT MATEIRAL TRANSACTIONS AND DIRECT MATEIRAL TRANSACTIONS (INDICATED BY A COLOR KEY AS "HIGH POTENTIAL OPPORTUNITIES"), AND ARROWS DEPICTING THOSE SOLUTIONS' RELATIONSHIPS WITH CATALOG, BUDGETS, FIXED ASSETS, ENTERPRISE ESP AND MRP MODULE]




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[eMarkets 2001]

eSourcing Solutions Differentiation

[TWO COLUMNS, ONE LABELLED "FREEMARKETS MARKETPLACE", UNDER WHICH ARE THE FOLLOWING LOGOS: FREEMARKETS FULLSOURCE(TM)AND FREEMARKETS DIRECTSOURCE(TM), AND THE OTHER LABELLED CUSTOMER PRIVATE MARKETPLACE, UNDER WHICH IS THE FOLLOWING
LOGO: FREEMARKETS QUICKSOURCE(TM)]



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[eMarkets 2001]

FreeMarkets Desktop is the web portal to our eSourcing Solutions

[GRAPHIC DEPICTING, IN THE CENTER, A PAGE FROM FREEMARKETS' DESKTOP, AROUND WHICH ARE THE FOLLOWING LOGOS, ACCOMPANIED BY ARROWS POINTING TOWARD THE DESKTOP
PAGE: FREEMARKETS DESKTOP FOR MARKET MAKERS, FREEMARKETS DESKTOP FOR PROFESSIONAL BUYERS AND FREEMARKETS DESKTOP FOR SUPPLIERS]



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[eMarkets 2001]


FullSource(TM) Combines the Full Spectrum of FreeMarkets Capabilities to Provide a . . .

Fully Hosted . . .
FreeMarkets Branded . . .
FreeMarkets Managed . . .
Dynamic pricing eMarket

[GRAPHIC ON THE LEFT SHOWING CIRCLE LABELLED "ESOURCING"]



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[eMarkets 2001]


DirectSource(TM) Allows Greater Customer Flexibility and Autonomy by Providing a . . .

Fully Hosted . . .
FreeMarkets Branded . . .
Customer Managed . . .
Dynamic pricing eMarket

[GRAPHIC ON THE LEFT SHOWING CIRCLE LABELLED "ESOURCING"]



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[eMarkets 2001]

eSourcing     "Who's Driving?"      [GRAPHIC OF CIRCLE LABELLED "ESOURCING"]



Task/Action                            DirectSource(TM)         FullSource(TM)
-----------                            ----------------         --------------

Create Sourcing Project                   Customer              FreeMarkets
Manage Sourcing Project Timeline          Customer              FreeMarkets
Format/Upload RFQ Docs                    Customer              FreeMarkets
Determine Lot Structure                   Customer              FreeMarkets
Approve RFQ                               Customer               Customer
Publish RFQ                               Customer              FreeMarkets
Find & Manage Suppliers                   Customer              FreeMarkets
Approve Suppliers                         Customer               Customer
Train Suppliers                         FreeMarkets             FreeMarkets
Setup Auction Parameters                  Customer              FreeMarkets
Pre-Test Auction Event                  FreeMarkets             FreeMarkets
Bid Day Coordination                    FreeMarkets             FreeMarkets
Create/Assign Cost Breakdowns             Customer              FreeMarkets
Make Award Decision                       Customer               Customer




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[eMarkets 2001]

FullSource(TM) and DirectSource(TM) Solutions Utilize Our World Class Operations Center

[ON THE LEFT, THE FOLLOWING LIST:

-  Event Coordination and Monitoring
-  Rules & Enforcement
-  Supplier Training
-  Surrogate Bidding
-  Customer Care Center;

ON THE RIGHT, PHOTOGRAPHS OF ACTIVITY IN FREEMARKETS' OPERATIONS CENTER]




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[eMarkets 2001]

Access FullSource(TM) and DirectSource(TM) Through the FreeMarkets Desktop
Portal

[GRAPHIC SHOWING PAGE FROM FREEMARKETS' DESKTOP]




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[eMarkets 2001]

Create A Dynamic RFQ Using Pre-defined SmartRFQ(TM) Templates

[GRAPHIC SHOWING PAGE FROM FREEMARKETS' DESKTOP]




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[eMarkets 2001]

Upload Thousands of Parts of Commodity Attributes Into an RFQ

[GRAPHIC SHOWING PAGE FROM FREEMARKETS' DESKTOP]




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[eMarkets 2001]

Search Our Global Supplier Network

[GRAPHIC SHOWING PAGE FROM FREEMARKETS' DESKTOP]




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[eMarkets 2001]

Create Supplier Capability Profiles

[GRAPHIC SHOWING PAGE FROM FREEMARKETS' DESKTOP]




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[eMarkets 2001]


QuickSource(TM) is a . . .

Fully hosted . . .
Customer branded . . .
Self- service . . .
Private Marketplace Platform

[GRAPHIC ON THE LEFT SHOWING CIRCLE LABELLED "ESOURCING"]




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[eMarkets 2001]

QuickSource(TM) Solution Process Flow

Create            =-       Collaborate      =-               Negotiate

Create Your                Conduct                           Run Your Market
RFQ & Set                  eSourcing                         and Make Award
Market Rules               collaboration                     Decisions
                           with suppliers




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[eMarkets 2001]

Introducing FreeMarkets QuickSource(TM)

[GRAPHIC, ON THE LEFT, OF A PAGE FROM FREEMARKETS QUICKSOURCE; ON THE RIGHT, THE
FOLLOWING: BUYING ORGANIZATINS CAN CREATE THEIR OWN ESOURCING MARKETPLACE USING THEIR OWN: SUPPLIERS, EXPERTISE, RULES - AT THEIR OWN PACE]



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[eMarkets 2001]

Easy to Use Auction Wizard lets You Create Auction and RFQ Yourself

[GRAPHIC SHOWING PAGE FROM AUCTION WIZARD]




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[eMarkets 2001]

The Bidding Console Gives You Real Time Auction Progress

[GRAPHIC SHOWING AUCTION PROGRESS]




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[eMarkets 2001]

Asset Management Suite

[GRAPHIC SHOWING A COMPUTER SCREEN, LABELLED "ASSET MANAGER", BELOW WHICH ARE THREE ARROWS, POINTING TO THE FOLLOWING ITEMS: A COMPUTER SCREEN LABELLED "ONLINE AUCTIONS", A PERSON WITH THE CAPTION "TRADITIONAL AUCTIONS" AND A COMPUTER SCREEN LABELLED "ONLINE MARKETPLACE"]



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[eMarkets 2001]

Asset Manager is a . . .

Fully hosted . . .
Customer branded . . .
Self-service . . .
Surplus Asset Re-deployment Platform



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[eMarkets 2001]


Asset Manager Enables You to . . .

-  Organize
-  Find
-  Post
-  Redeploy

your company's surplus assets

[GRAPHIC, ON THE LEFT, OF ASSET MANAGER COMPUTER SCREEN]



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[eMarkets 2001]

FreeMarkets R&D Efforts Combine Domain Expertise with Technology to Solve Difficult Customer Problems in Sourcing

Quickly Finding the Right Suppliers capable of producing your complex parts Extracting voluminous and detailed part information from files, drawings, & ERP systems Speedily moving large amounts of RFQ and drawing information over the internet



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[eMarkets 2001]


Intelli-Match(TM) technology automatically matches buyer part specifications with supplier capabilities

Global Buyers                                          Global Suppliers

"I know what I need"                                   "I know what I can make"
---------------------                                  ------------------------
                                Intelli-Match(TM)

Sophisticated part attribute and mapping technology facilitates a highly complex process.



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[eMarkets 2001]

Intelli-Transfer(TM) technologies automatically extract and transform engineering date into SmartRFQ(TM) Templates.


Global Buyers

"I know what I need"                                  "I know what I can make"
--------------------                                  ------------------------
                                Intelli-Match(TM)


Complex search and mapping algorithms automate a highly resource intensive process.



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[eMarkets 2001]

Intelli-Transfer(TM) technologies enable global suppliers to access detailed RFQ information despite bandwidth hurdles


                                                       Global Suppliers

"I know what I need"                                   "I know what I can make"
--------------------                                   ------------------------
                                Intelli-Match(TM)


Extreme File Compression Technology allows true web deployment of large amounts of informati0n.


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[eMarkets 2001]

Product and Technology Strategy Summary

- Robust solutions addressing eSourcing, Asset Management, and Collaborative Supply Chain Management processes
- R&D combines domain expertise with technology to solve difficult customer problems




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[eMarkets 2001]

Where to Find More Information?

People and Demonstrations

[GRAPHIC DEPICTING A RECTANGLE, INSIDE OF WHICH ARE CIRCLES LABELLED ESOURCING, ASSET MANAGEMENT, COLLABORATIVE SUPPLY CHAIN MANAGEMENT, R&D TECHNOLOGIES AND PARTNERS]



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[eMarkets 2001]


Where to Find More Information?

Breakout Sessions
-----------------

FullSource(TM)& DirectSource(TM)              1:30 - 2:15 p.m.
QuickSource(TM)                               3:30 - 4:15 p.m.
iCollaboration Suite(TM)                      4:30 - 5:15 p.m.
Asset Management                              2:30 - 3:15 p.m.
Future Technologies                           2:30 - 3:15 p.m.



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FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical facts, including those statements that refer to Adexa or FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Joint Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the approval of the definitive agreement and the merger. A description of any interests that such directors and executive officers have in the transaction will be available in the Joint Proxy Statement/Prospectus.